Lazard Capital Markets LLC
30 Rockefeller Plaza 60th Floor
New York, NY 10020
November 13, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington DC 20549
Attention: Mr. Edwin S. Kim

Re:	Ideation Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-144218)
Dear Mr. Kim:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Ideation Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. EST on Thursday, November 15, 2007, or as soon thereafter as practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that the Preliminary Prospectus, dated November 1, 2007, in connection with the Registration Statement was distributed approximately as follows: 642 to prospective underwriters and dealers, 455 to institutional investors, 500 to retail investors and 0 to others.
     The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, LAZARD CAPITAL MARKETS LLC
By:	/s/ David G. McMillan, Jr.
	Name:	David G. McMillan, Jr.
	Title:	Managing Director